U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

SEC File Number
33-3560D

CUSIP Number
206827 20 6

(Check One):

[X]  Form 10-K and Form 10-KSB    [ ] Form 20-F   [ ] Form 11-K
   [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

   For Period Ended  September 30, 1999

   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
   [ ] Money Market Fund Rule 30b3-1 Filing

   For the Transition Period Ending: N/A

If the notification relates to a portion of the filing checked above, identify the Item(s)
to which the notification relates: N/A

Part 1 - Registrant Information

Full name of Registrant:

 Conectisys Corporation

Former Name of Registrant:

 BDR Industries, Inc.

Address of Principal Executive Office:

 24730 Avenue Tibbits #130
 Valencia, CA  91355

Part 2 - Rules

If the subject report could not be filed without unreasonable effort and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed.
(Check box if appropriate)

[ X ]   (a) The reasons described in reasonable detail in Part 3 of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b) The subject annual report, semi-annual report, transition report on Form 10-K,
Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

[   ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part 3 - Narrative

The above mentioned filing could not be filed within the prescribed period because the
Company's financial reports could not be completed in the proper form without unreasonable expense and effort.

Part 4 - Other Information

1) Name and telephone number of person to contact in regard to this notification.

  Patricia A. Spigno  (661) 295 6763

2) Have all other periodic reports required under section 13 or 15(d) of the Securities
Exchange act of 1934 or section 30 of the Investment Company act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

  [ X ] Yes  [  ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report(s) or portion thereof?

  [ ] Yes  [X] No

    Conectisys Corporation

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29,1999    By /S/  Patricia Spigno
    Patricia Spigno (Secretary-Treasurer)